UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                               The St. Joe Company
                               -------------------
                                (Name of Issuer)

                           Common Stock, No par value
                           --------------------------
                         (Title of Class of Securities)

                                    790148100
                                    ---------
                                 (CUSIP Number)

                               Winfred L. Thornton
                       Alfred I. duPont Testamentary Trust
                            4600 Touchton Road, East
                             Building 200, Suite 500
                             Jacksonville, FL 32246
                                 (904) 232-4148
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 30, 2003
                                -----------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a recording person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         ----------------------------------------------------------------------
         (Entities Only)
         ---------------

         Alfred I. duPont Testamentary Trust

2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         ------------------------------------------------
         (a)
         (b) X

3)       SEC Use Only

4)       Source of Funds (See Instructions)
         ---------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         ----------------------------------------------------------------
         Item 2(d)or 2(e)
         ----------------

6)       Citizenship or Place of Organization
         ------------------------------------
         Florida

         Number of           7) Sole Voting Power                     22,284,242
                                -----------------
         Shares Bene-
         ficially            8) Shared Voting Power                   22,284,242
                                -------------------
         Owned by
         Each                9) Sole Dispositive Power                22,284,242
                                ----------------------
         Reporting
         Person With         10)Shared Dispositive Power              22,284,242
                                ------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         ------------------------------------------------------------

         22,284,242

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         -----------------------------------------------------------------
         (See Instructions)


13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

         29.2%

14)      Type of Reporting Person (See Instructions)
         ------------------------

         OO

1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         ----------------------------------------------------------------------
         (Entities Only)
         ---------------

         The Nemours Foundation

2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         ------------------------------------------------
         (a)
         (b) X

3)       SEC Use Only

4)       Source of Funds (See Instructions)
         ---------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         ----------------------------------------------------------------
         Item 2(d)or 2(e)
         ----------------

6)       Citizenship or Place of Organization
         ------------------------------------

         Florida

         Number of           7) Sole Voting Power                      1,668,478
                                -----------------
         Shares Bene-
         ficially            8) Shared Voting Power                    1,668,478
                                -------------------
         Owned by
         Each                9) Sole Dispositive Power                 1,668,478
                                ----------------------
         Reporting
         Person With         10)Shared Dispositive Power               1,668,478
                                ------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         ------------------------------------------------------------

         1,668,478

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         -----------------------------------------------------------------
         (See Instructions)


13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

         2.2%

14)      Type of Reporting Person (See Instructions)
         ------------------------

         OO

1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         ----------------------------------------------------------------------
         (Entities Only)
         ---------------

         Winfred L. Thornton

2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         ------------------------------------------------
         (a)
         (b) X

3)       SEC Use Only

4)       Source of Funds (See Instructions)
         ---------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         ----------------------------------------------------------------
         Item 2(d)or 2(e)
         ----------------

6)       Citizenship or Place of Organization
         ------------------------------------

         United States of America

         Number of           7) Sole Voting Power                         19,140
                                -----------------
         Shares Bene-
         ficially            8) Shared Voting Power                   23,952,720
                                -------------------
         Owned by
         Each                9) Sole Dispositive Power                    19,140
                                ----------------------
         Reporting
         Person With         10)Shared Dispositive Power              23,952,720
                                ------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         ------------------------------------------------------------

         23,971,860

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         -----------------------------------------------------------------
         (See Instructions)


13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

         31.4%

14)      Type of Reporting Person (See Instructions)
         ------------------------

         IN

1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         ----------------------------------------------------------------------
         (Entities Only)
         ---------------

         Wachovia Bank, N.A., a subsidiary of Wachovia Corporation, as Corporate Trustee

2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         ------------------------------------------------
         (a)
         (b) X

3)       SEC Use Only

4)       Source of Funds (See Instructions)
         ---------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         ----------------------------------------------------------------
         Item 2(d)or 2(e)
         ----------------

6)       Citizenship or Place of Organization
         ------------------------------------

         United States of America

         Number of           7) Sole Voting Power                         50,500
                                -----------------
         Shares Bene-
         ficially            8) Shared Voting Power                   23,952,720
                                -------------------
         Owned by
         Each                9) Sole Dispositive Power                    50,500
                                ----------------------
         Reporting
         Person With         10)Shared Dispositive Power              23,952,720
                                ------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         ------------------------------------------------------------

         24,003,220

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         -----------------------------------------------------------------
         (See Instructions)


13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

         31.5%

14)      Type of Reporting Person (See Instructions)
         ------------------------

         BK

1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         ----------------------------------------------------------------------
         (Entities Only)
         ---------------

         Hugh M. Durden

2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         ------------------------------------------------
         (a)
         (b) X

3)       SEC Use Only

4)       Source of Funds (See Instructions)
         ---------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         ----------------------------------------------------------------
         Item 2(d)or 2(e)
         ----------------

6)       Citizenship or Place of Organization
         ------------------------------------

         United States of America

         Number of           7) Sole Voting Power                          4,001
                                -----------------
         Shares Bene-
         ficially            8) Shared Voting Power                   23,952,720
                                -------------------
         Owned by
         Each                9) Sole Dispositive Power                     4,001
                                ----------------------
         Reporting
         Person With         10)Shared Dispositive Power              23,952,720
                                ------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         ------------------------------------------------------------

         23,956,721

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         -----------------------------------------------------------------
         (See Instructions)


13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

         31.4%

14)      Type of Reporting Person (See Instructions)
         ------------------------

         IN

1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         ----------------------------------------------------------------------
         (Entities Only)
         ---------------

         John S. Lord

2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         ------------------------------------------------
         (a)
         (b) X

3)       SEC Use Only

4)       Source of Funds (See Instructions)
         ---------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         ----------------------------------------------------------------
         Item 2(d)or 2(e)
         ----------------

6)       Citizenship or Place of Organization
         ------------------------------------

         United States of America

         Number of           7) Sole Voting Power                          9,850
                                -----------------
         Shares Bene-
         ficially            8) Shared Voting Power                   23,952,720
                                -------------------
         Owned by
         Each                9) Sole Dispositive Power                     9,850
                                ----------------------
         Reporting
         Person With         10)Shared Dispositive Power              23,952,720
                                ------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         ------------------------------------------------------------

         23,962,570

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         -----------------------------------------------------------------
         (See Instructions)


13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

         31.4%

14)      Type of Reporting Person (See Instructions)
         ------------------------

         IN

1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         ----------------------------------------------------------------------
         (Entities Only)
         ---------------

         Herbert H. Peyton

2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         ------------------------------------------------
         (a)
         (b) X

3)       SEC Use Only

4)       Source of Funds (See Instructions)
         ---------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         ----------------------------------------------------------------
         Item 2(d)or 2(e)
         ----------------

6)       Citizenship or Place of Organization
         ------------------------------------

         United States of America

         Number of           7) Sole Voting Power                          9,850
                                -----------------
         Shares Bene-
         ficially            8) Shared Voting Power                   23,952,720
                                -------------------
         Owned by
         Each                9) Sole Dispositive Power                     9,850
                                ----------------------
         Reporting
         Person With         10)Shared Dispositive Power              23,952,720
                                ------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         ------------------------------------------------------------

         23,962,570

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         -----------------------------------------------------------------
         (See Instructions)


13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

         31.4%

14)      Type of Reporting Person (See Instructions)
         ------------------------

         IN

1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         ----------------------------------------------------------------------
         (Entities Only)
         ---------------

         John F. Porter, III

2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         ------------------------------------------------
         (a)
         (b) X

3)       SEC Use Only

4)       Source of Funds (See Instructions)
         ---------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         ----------------------------------------------------------------
         Item 2(d)or 2(e)
         ----------------

6)       Citizenship or Place of Organization
         ------------------------------------

         United States of America

         Number of           7) Sole Voting Power                              0
                                -----------------
         Shares Bene-
         ficially            8) Shared Voting Power                   23,952,720
                                -------------------
         Owned by
         Each                9) Sole Dispositive Power                         0
                                ----------------------
         Reporting
         Person With         10)Shared Dispositive Power              23,952,720
                                ------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         ------------------------------------------------------------

         23,952,720

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         -----------------------------------------------------------------
         (See Instructions)


13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

         31.4%

14)      Type of Reporting Person (See Instructions)
         ------------------------

         IN

1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         ----------------------------------------------------------------------
         (Entities Only)
         ---------------

         W. T. Thompson, III

2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         ------------------------------------------------
         (a)
         (b) X

3)       SEC Use Only

4)       Source of Funds (See Instructions)
         ---------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         ----------------------------------------------------------------
         Item 2(d)or 2(e)
         ----------------

6)       Citizenship or Place of Organization
         ------------------------------------

         United States of America

         Number of           7) Sole Voting Power                          1,500
                                -----------------
         Shares Bene-
         ficially            8) Shared Voting Power                   23,999,220
                                -------------------
         Owned by
         Each                9) Sole Dispositive Power                     1,500
                                ----------------------
         Reporting
         Person With         10)Shared Dispositive Power              23,999,220
                                ------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         ------------------------------------------------------------

         24,000,720

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         -----------------------------------------------------------------
         (See Instructions)


13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

         31.5%

14)      Type of Reporting Person (See Instructions)
         ------------------------

         IN

Items 4, 5, 6 and 7 are amended as set forth below.

Item 4.  Purpose of Transaction
         ----------------------

         The Reporting Persons acquired the Common Stock of the Issuer reported herein for investment purposes. Although the Reporting Persons intend to exercise their rights as a significant stockholder, the Reporting Persons currently do not have any plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure; (f) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (i) any action similar to any of those enumerated above. The Reporting Persons do not have any plans or proposals which relate to or result in any change in the officers of the Issuer. Presently, Messrs. Durden, Lord, Peyton and Thornton are directors on the Issuer's Board of Directors which has nine members and the Reporting Persons do not have any plans or proposals to change the number or term of directors, except that pursuant to Amendment No. 4 dated as of December 30, 2003 ("Amendment No. 4") to the Registration Rights Agreement, dated as of December 16, 1997 (as amended, the "Registration Rights Agreement"), between the Issuer and the Trust, at the February 2004 meeting of the Issuer's Board of Directors these four Trust directors and the Trust will support the election of three additional non-Trust directors to the Issuer's Board of Directors. In addition, Amendment No. 4 also provides that on the fifth business day after the Trust's beneficial ownership of the Common Stock is less than 20% of the issued and outstanding shares, that number of Trust directors will resign from the Board so that the number of Trust directors will not exceed two.

         On February 7, 2003, the Trust and the Foundation entered into a 90-day stock repurchase agreement with the Issuer. Such agreement was renewed for additional 90-day periods on May 19, 2003 and August 23, 2003. The August 23, 2003 renewal agreement continued to November 10, 2003 and called for the Trust or the Foundation to sell to the Issuer each Monday a number of shares equal to
0.9 times the amount of shares that the Issuer purchased from the public during the previous week. Effective November 10, 2003, the Trust and the Foundation entered into a 90-day stock repurchase agreement with the Issuer. The agreement calls for the Trust to sell to the Issuer each Monday a number of shares equal to 0.47 times the amount of shares that the Issuer purchased from the public during the previous week, if any, at a price equal to the volume weighted average price, excluding commissions, paid by the Issuer for shares purchased from the public during that week, provided that such volume weighted average price is at least $30.00.

         On December 31, 2003, the Issuer filed a registration statement (the "Registration Statement") in connection with the offering of up to 6 million shares of Common Stock by the Trust from time to time. The Trust may, from time to time, sell all or part of the shares covered by the Registration Statement on terms determined at the time such shares are offered for sale, to or through underwriters, directly to other purchasers or broker-dealers, through dealers or other persons acting as agents, through other methods described in the Registration Statement or through a combination of such methods. The distribution of such shares may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

         The Trust intends to sell the shares of the Common Stock covered by the Registration Statement in order to diversity the Trust's assets. In the future, the Trust intends to sell additional shares of Common Stock. The Trust anticipates that it will continue to reduce its ownership of Common Stock over the next several years through open market sales, private sales, participation in the Issuer's stock repurchase program, registered offerings, which may include underwritten offerings, or otherwise. The timing and amount of sales by the Trust is subject to a number of uncertainties, including the market price of the Common Stock, the Issuer's prospects and general economic conditions.

         Upon the sale of all of substantially all of the shares under the Registration Statement and the receipt of a demand under the Registration Rights Agreement, the Issuer has agreed in Amendment No. 4 to file a registration statement on Form S-3 with the Securities and Exchange Commission with respect to the sale by the Trust, from time to time, of up to 12 million shares of Common Stock plus any unsold shares under the Registration Statement. The Trust has agreed that such registration statement will include disclosure as to the Trust's then present intention to hold substantially all of the shares remaining after the sale of the Shares covered by such registration statement for the future, subject to the reevaluation of this intent as a result of changes in market or general economic conditions or other considerations. The Trust's exercise of a demand for such registration statement and the timing and amount of sales by the Trust pursuant to such registration statement is subject to a number of uncertainties, including the market price of the Common Stock, the Issuer's prospects and general economic conditions.

         As stated in Item 2, Messrs. Durden, Lord, Peyton and Thornton are all directors of the Issuer and by serving in that capacity may explore actions and transactions that may be advantageous to the Issuer, including but not limited to possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Issuer. However, Messrs. Durden, Lord, Peyton and Thornton do not currently have any plans or proposals that relate to or would result in any of the actions listed in (a) through (i) above.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

(a) As of the close of business on the date hereof, the Trust beneficially owned 22,284,242 shares of the Common Stock, which represented 29.2% of the issued and outstanding shares of Common Stock of the Issuer. As of such date, the Foundation beneficially owned 1,668,478 shares of Common Stock of the Issuer, which represented 2.2% of the outstanding Common Stock of the Issuer. By virtue of their status as trustees and directors, the Trustees and the directors of the Foundation may be deemed to have indirect beneficial ownership of the shares of the Issuer owned by the Trust and the Foundation. In addition, as of such date, Winfred L. Thornton has beneficially ownership over 3,471 shares of Common Stock of the Issuer, and William T. Thompson, III has beneficial ownership over 46,500 shares of the Common Stock of the Issuer. In addition, as of such date, John S. Lord has the right to acquire, 9,850 shares of the Common Stock of the Issuer, Herbert H. Peyton has the right to acquire 9,850 shares of the Common Stock of the Issuer, Hugh M. Durden has the right to acquire 4,001 shares of the Common Stock of the Issuer and Winfred L. Thornton has the right to acquire 15,669 shares of the Common Stock of the Issuer. In addition, Wachovia Bank, N.A., may be deemed to have beneficial ownership over 50,500 shares of Common Stock of the Issuer held in fiduciary and investment capacities. The number of shares owned by each of the foregoing individuals and Wachovia Bank, N.A., individually and in the aggregate represented less than 1% of the outstanding Common Stock of the Issuer.

(b) By virtue of their status as trustees and directors, the Trustees and the directors of the Foundation have the power to vote or direct the vote and the power to dispose or direct the disposition of the 22,284,242 shares of Common Stock of the Issuer owned by the Trust and the 1,668,478 shares of Common Stock of the Issuer owned by the Foundation. Mr. Thornton has the sole power to vote and dispose of the 3,471 shares of Common Stock of the Issuer which he owns. Mr. Thompson has the sole power to vote and dispose of 1,500 shares of Common Stock of the Issuer which he owns and shares voting and dispositive power over the other 45,000 shares of Common Stock of the Issuer he beneficially owns. In addition to the shares held by the Trust and Foundation, Wachovia Bank, N.A., has sole voting and dispositive power over 50,500 shares of Common Stock of the Issuer.

(c) In the sixty days prior to the filing of this Schedule 13D, the Trust closed on the following transactions in the Issuer's Common Stock:

------------------------------------------------------------------------------------------------------------------------
Date of event or      Type of event or            Number of shares      Price per share and       Number of shares
trans-action          transaction                 disposed of           aggregate price           owned after
                                                                                                  transaction
------------------------------------------------------------------------------------------------------------------------
11/24/03              Sale to Issuer as part of   24,816                $34.1586 per share;       22,326,730
                      Issuer's Stock Repurchase                         $847,679.81 in
                      Program                                           transaction
------------------------------------------------------------------------------------------------------------------------
12/1/03               Sale to Issuer as part of   20,868                $34.5665 per share;       22,305,862
                      Issuer's Stock Repurchase                         $721,333.72 in
                      Program                                           transaction
------------------------------------------------------------------------------------------------------------------------
12/08/03              Sale to Issuer as part of   8,460                 $34.9077 per share;       22,297,402
                      Issuer's Stock Repurchase                         $295,319.14 in
                      Program                                           transaction
------------------------------------------------------------------------------------------------------------------------
12/15/03              Sale to Issuer as part of   4,700                 $34.7359 per share;       22,292,702
                      Issuer's Stock Repurchase                         $163,258.73 in
                      Program                                           transaction
------------------------------------------------------------------------------------------------------------------------
12/22/03              Sale to Issuer as part of   4,700                 $35.9886 per share;       22,288,002
                      Issuer's Stock Repurchase                         $169,146.42 in
                      Program                                           transaction
------------------------------------------------------------------------------------------------------------------------
12/29/03              Sale to Issuer as part of   3,760                 $36.412 per share;        22,284,242
                      Issuer's Stock Repurchase                         $136,909.12 in
                      Program                                           transaction
------------------------------------------------------------------------------------------------------------------------

         In the sixty days prior to the filing of this Schedule 13D, the Foundation closed on the following transactions in the Issuer's Common Stock:

------------------------------------------------------------------------------------------------------------------------
Date of event or    Type of event or           Number of shares      Price per share and        Number of shares
trans-action        transaction                disposed of           aggregate price            owned after
                                                                                                transaction
------------------------------------------------------------------------------------------------------------------------
11/03/03            Sale to Issuer as part     31,500                $33.0936 per share;        1,732,458
                    of Issuer's Stock                                $1,042,448 in transaction
                    Repurchase Program
------------------------------------------------------------------------------------------------------------------------
11/10/03            Sale to Issuer as part     40,950                $33.1858 per share;        1,691,508
                    of Issuer's Stock                                $1,358,958 in transaction
                    Repurchase Program
------------------------------------------------------------------------------------------------------------------------
11/17/03            Sale to Issuer as part     23,030                $34.2522 per share;        1,668,478
                    of Issuer's Stock                                $788,828.16 in
                    Repurchase Program                               transaction
------------------------------------------------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer
        ------------------------
Pursuant to the Registration Rights Agreement, the Trust may require the Issuer to file a registration statement for the sale of shares of Common Stock beneficially owned by the Trust, subject to specified limitations (including a minimum offering size of 7.5% of outstanding shares of Common Stock for all except the last demand). Upon the consummation of the sale of the shares covered by the Registration Statement, the Trust will have two additional opportunities to effect such demand registrations. The Trust may not require the Issuer to effect a demand registration within six months after the effectiveness of a registration statement pursuant to an earlier demand; however, the Company has waived this limitation for the Registration Statement and for the next registration requested by the Trust following the sale of all or substantially all of the shares covered by the Registration Statement. In addition, the Trust has unlimited "piggy-back" registration rights under the registration rights agreement, which means the Trust may require the Issuer to register its shares of Common Stock when the Issuer files a registration statement to cover the sale of common stock by the Issuer or some other shareholders.

         Under the terms of the Registration Rights Agreement, the Trust's right to director representation will depend on its beneficial ownership of Common
Stock:

          o if the Trust beneficially owns at least 20% of the outstanding shares of Common Stock, the Trust will be entitled to nominate two members of the board of directors, and the Issuer and its board of directors will support the election of these Trust-nominated directors

          o if the Trust beneficially owns less than 20% but at least 5% of the outstanding shares of Common Stock, the Trust will be entitled to nominate one member of the board, and the Issuer and its board of directors will support the election of this Trust-nominated director

         If the size of the board of directors is increased, the number of directors that the Trust will be entitled to nominate will be appropriately and proportionately increased, except for the increase expected in February 2004 as described in Item 4.

         These board representation arrangements do not limit the ability of the Trust to vote its shares of Common Stock in any manner it sees fit in connection with the election of directors or otherwise.

         Under the registration rights agreement, the Issuer will bear the expenses of demand registrations other than the last demand, except the Trust will pay its own underwriting discounts and commissions, the fees and expenses of the Trust's legal counsel and financial advisors, and some other expenses. The Trust will pay all of the expenses of the last demand registration. In the event that a future demand registration covers less than 10% of the outstanding shares of Common Stock, the Trust will also pay the SEC and NASD filing fees relating to the registration.

         Under the registration rights agreement, the Issuer and the Trust have agreed to indemnify each other against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

Item 7.  Material To Be Filed As Exhibits
         --------------------------------

          1. Registration Rights Agreement between The St. Joe Company (the "Issuer") and the Alfred I. duPont Testamentary Trust, dated December 16, 1997 (incorporated by reference to Exhibit 4.01 to the Issuer's Amendment No. 1 to the registration statement on Form S-3 (File No. 333-42397)).

          2. Amendment No. 1 to the Registration Rights Agreement between the Alfred I. duPont Testamentary Trust and the Issuer dated January 26, 1998 (incorporated by reference to Exhibit 4.2 of the Issuer's registration statement on Form S-1 (file 333-89146)).

          3. Amendment No. 2 to the Registration Rights Agreement between the Alfred I. duPont Testamentary Trust and the Issuer, dated May 24, 2002 (incorporated by reference to Exhibit 4.3 of the Issuer's registration statement on Form S-1 (File 333-89146)).

          4. Amendment No. 3 to the Registration Rights Agreement between the Alfred I duPont Testamentary Trust and the Issuer, dated September 5, 2003 (incorporated by reference to Exhibit 4.4 of the Issuer's registration statement on Form S-3/A (File No. 333-108292)).

          5. Amendment No. 4 to the Registration Rights Agreement between the Alfred I duPont Testamentary Trust and the Issuer, dated as of December 30, 2003 (incorporated by reference to Exhibit 4.5 of the Issuer's registration statement on Form S-3 (File No. 333-111658)).

          6. Agreement between the Issuer and the Alfred I. duPont Testamentary Trust and the Nemours Foundation dated February 7, 2003 (incorporated by reference to Exhibit 99.03 to the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14,
               2003).

          7. Agreement between the Issuer and the Alfred I. duPont Testamentary Trust and the Nemours Foundation dated May 19, 2003 (incorporated by reference to Exhibit 5 to the Reporting Persons'
               Schedule 13D-A filed with the SEC on September 5, 2003).

          8. Agreement between the Issuer and the Alfred I. duPont Testamentary Trust and the Nemours Foundation dated August 12, 2003 (incorporated by reference to Exhibit 6 to the Reporting Persons' Schedule 13D-A filed with the SEC on September 5, 2003).

          9.   Agreement   among   Reporting   Persons   dated  June  28,   2002
               (incorporated by reference to Exhibit 2 to the Reporting Persons'
               Schedule 13D-A filed with the SEC on June 28, 2003).

          10. Agreement between the Issuer and the Alfred I. duPont Testamentary Trust and the Nemours Foundation dated November 6, 2003 (incorporated by reference to Exhibit 10.3 to the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12,
               2003).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Alfred I. duPont Testamentary Trust



December 31, 2003                   s/Winfred L. Thornton
                                    --------------------------
                                    Winfred L. Thornton
                                    Chairman

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    The Nemours Foundation


December 31, 2003                   s/William T. Thompson, III
                                    --------------------------
                                    William T. Thompson, III
                                    Chairman

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Wachovia Bank, N.A., as Corporate Trustee


December 31, 2003                   s/Charlotte A. Borland
                                    --------------------------
                                    Charlotte A. Borland
                                    Senior Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 31, 2003                   s/Hugh M. Durden
                                    --------------------------
                                    Hugh M. Durden

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 31, 2003                   s/John S. Lord
                                    --------------------------
                                    John S. Lord

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 31, 2003                   s/Herbert H. Peyton
                                    --------------------------
                                    Herbert H. Peyton

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 31, 2003                   s/John F. Porter, III
                                    --------------------------
                                    John F. Porter, III

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 31, 2003                   s/William T. Thompson, III
                                    --------------------------
                                    William T. Thompson, III

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 31, 2003                   s/Winfred L. Thornton
                                    --------------------------
                                    Winfred L. Thornton